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EXHIBIT 3.2

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
PLUM CREEK TIMBER COMPANY, INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

    Plum Creek Timber Company, Inc., a Delaware corporation (hereinafter called the "Corporation"), does hereby certify as follows:

    FIRST: Article FIFTH of the Corporation's Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

    V. FIFTH: A. At each annual meeting of stockholders, the directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at such meeting and entitled to vote on the election of directors, and each director so elected shall hold office for a term expiring at the next annual meeting of stockholders and until such director's successor is duly elected and qualified or until such director's earlier death, resignation or removal. Notwithstanding the foregoing, directors in office as of October 9, 2001 shall serve until the expiration of their respective current terms of office in 2002, 2003 or 2004. The Board of Directors shall have the authority, upon the approval and at the direction of a majority of its members, to designate a Nominating Committee and one or more committees, each committee to consist of one or more of the directors of the Corporation as selected by a majority of the members of the Board of Directors. To the extent permitted by law and provided in the resolution authorizing such committee, any such committee shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation.

    Notwithstanding the foregoing, whenever, pursuant to the provisions of Article FOURTH of this Certificate, the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation, including any Preferred Stock Designation applicable thereto.

    During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of Article FOURTH of this Certificate of Incorporation, then upon commencement and for the duration of the period during which such right continues: (a) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions and (b) each such additional director shall serve until such director's successor shall have been duly elected and qualified, or until such director's right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to such director's earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

    B. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect directors and to remove any director whom such holders have the right to elect, any director (including persons elected by directors to fill vacancies in the Board of Directors) may be removed from office only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of the shares of capital stock of the Corporation then entitled to vote at a meeting of the stockholders called for that purpose. At least 30 days prior to any meeting of stockholders at which it is proposed that any director be removed from office, written notice of such proposed removal shall be sent to the director whose removal will be considered at the meeting.

    C. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, through death, resignation, removal, an increase in the number of directors or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the end of the term of office to which they are appointed and until their successors are duly elected and qualified, or until their earlier death, resignation or removal. Any director appointed in accordance with the preceding sentence shall hold office until the end of the term of office to which they are appointed and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. If such director was designated by the Principals, pursuant to the Conversion Agreement or such increase in the number of directors would result in the Principals no longer having designated a majority of the Board of Directors at a time when the Principals are entitled under the Conversion Agreement to designate a majority of the Board of Directors, such vacancy shall be filled by a designee of the Principals. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until such vacancy is filled.

    SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

    IN WITNESS WHEREOF, Plum Creek Timber Company, Inc., has caused this Certificate to be duly executed in its corporate name this 9th day of October, 2001.

PLUM CREEK TIMBER COMPANY, INC.

By:	/s/ JAMES A. KRAFT
Name:	James A. Kraft
Title:	Vice President, General Counsel and Secretary

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EXHIBIT 3.2
CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF PLUM CREEK TIMBER COMPANY, INC.